UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

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(CHECK ONE):  [ X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K   [ ]Form 10-Q  [ ]Form

N-SAR   [ ] Form N-CSR

For the year ended: December 31, 2009

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

PART  I  --  REGISTRANT  INFORMATION

PROBE MANUFACTURING, INC.

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Full Name of Registrant

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Former Name if Applicable

17475 Gillette Ave

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Address of  Principal  Executive  Office  (Street  and  Number)

Irvine, CA  92614

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City, State  and  Zip  Code

PART II  --  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box  if  appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable  effort  or  expense;

[X](b)  The subject annual report, semi-annual report, transition report on Form 10-K,  Form  20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or  the  subject  quarterly report of transition report on Form 10-Q, or portion thereof  will  be  filed  on  or  before  the  fifth  calendar day following the prescribed  due  date;  and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has  been  attached  if  applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to prepare its Quarterly Report on Form 10-Q within the prescribed time period because of change in management of the company.

PART IV -- OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Kambiz Mahdi             (949) 273-4990

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(Name)            (Area Code)  (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940  during  the  preceding  12  months  or  for  such  shorter period that the registrant  was  required  to  file such report(s) been filed?  If answer is no, identify  report(s).  [X]Yes [ ]No ____________________________________________

(3)  Is it anticipated that any significant change in results of operations from the  corresponding  period  for  the  last  fiscal year will be reflected by the earnings  statements  to  be  included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach  an  explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of  the  results  cannot  be  made.

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PROBE MANUFACTURING, INC.

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(Name of Registrant as Specified in Charter)

has caused  this  notification  to  be  signed on its behalf by the undersigned hereunto duly  authorized.

Date     March 31, 2010

By       /s/ Kambiz Mahdi

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         Kambiz Mahdi

         Chief Executive Officer